As filed with the Securities and Exchange Commission on May 1, 2000

                                             Registration No. 333-

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           _______________________

                                  Form S-2

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           _______________________

                         STEVENS INTERNATIONAL, INC.
           (Exact name of registrant as specified in its charter)

               Delaware                           75-2159407
     (State or other jurisdiction of    (I.R.S. Employer Identification No.)
      incorporation or organization)

                          5700 East Belknap Street
                           Fort Worth, Texas 76117
                               (817) 831-3911
                 (Address, including zip code, and telephone
                       number, including area code, of
                  registrant's principal executive offices)

                             Richard I. Stevens
                          5700 East Belknap Street
                          Fort Worth, Texas  76117
                               (817) 831-3911
              (Name, address, including zip code, and telephone
             number, including area code, of agent for service)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. /_/
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/


                       CALCULATION OF REGISTRATION FEE

                                     Proposed        Proposed
 Title of Each Class   Amount        Maximum         Maximum       Amount of
  of Securities To     To Be      Offering Price    Aggregate    Registration
    Be Registered   Registered     Per Share(1)  Offering Price      Fee(2)
-----------------------------------------------------------------------------
Series A
Common Stock,       2,000,000 shs    $0.6875         $1,375,000     $363.00
-----------------------------------------------------------------------------

(1)  Estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457(c), the registration fee has been calculated on the basis of the last sale price per share of the Series A Common Stock on April 25, 2000, as reported for Over-the-Counter Bulletin Board quotations.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS




                         STEVENS INTERNATIONAL, INC.

                              2,000,000 Shares

                            Series A Common Stock

                               ______________

     This prospectus relates to 2,000,000 shares of Series A Common Stock of Stevens International, Inc. that may be sold from time to time by the selling stockholders named in this prospectus.

     Stevens International will not receive any of the proceeds from the sales by the selling stockholders.

     The common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "SVEIA." On April 28, 2000, the last reported sale price of the common stock was $1.38 per share.

     This prospectus is accompanied by the Stevens International, Inc. Annual Report on Form 10-K for the year ended December 31, 1999.

     Investing in the Series A Common Stock involves certain risks. You should carefully consider the risk factors beginning on page 3.

                               _______________


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               _______________





                The date of this prospectus is May __, 2000.

                              TABLE OF CONTENTS

Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
     Stevens International's Financial Condition is Poor. . . . . . . . . . 3
     Stevens International Has Incurred Substantial Indebtedness
          Which Could Be Accelerated. . . . . . . . . . . . . . . . . . . . 3
     An Economic Downturn Could Have an Adverse Effect on Stevens
          International . . . . . . . . . . . . . . . . . . . . . . . . . . 3
     The Trading Market for the Series A Common Stock May Be Small. . . . . 3
     The Series A Common Stock Price is Volatile. . . . . . . . . . . . . . 4
     International Operations of Stevens International Present
          Greater Risks to its Business . . . . . . . . . . . . . . . . . . 4
     The Industry Is Highly Competitive . . . . . . . . . . . . . . . . . . 4
     Product Quality Must Be High . . . . . . . . . . . . . . . . . . . . . 5
     Stevens International Is Dependant on Its Management and
          Key Personnel . . . . . . . . . . . . . . . . . . . . . . . . . . 5
     Stevens International Is Controlled By the Stevens Family. . . . . . . 5
     New Litigation Would Adversely Impact Stevens International. . . . . . 5
     New Environmental Claims Could Arise and Adversely Affect
          Stevens International . . . . . . . . . . . . . . . . . . . . . . 5
     New Preferred Stock May Be Issued Which Could Adversely
          Affect Common Stockholders. . . . . . . . . . . . . . . . . . . . 6
Forward-Looking Statements. . . . . . . . . . . . . . . . . . . . . . . . . 6
Where You Can Find More Information . . . . . . . . . . . . . . . . . . . . 6
Stevens International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . 7
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Selling Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Sale of Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Description of Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . 9
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11

                               _______________

                         STEVENS INTERNATIONAL, INC.
                          5700 East Belknap Street
                           Fort Worth, Texas 76117
                               (817) 831-3911

                                RISK FACTORS

     An investment in the Series A Common Stock involves a high degree of risk. Prospective investors should give careful consideration to the specific factors described below as well as the other information contained elsewhere in this Prospectus.

STEVENS INTERNATIONAL'S FINANCIAL CONDITION IS POOR

     Stevens International is currently experiencing severe liquidity problems and has been unable to pay all of its obligations when they have become due. We have had operating losses in each of the last four years, with net sales declining substantially each year since 1995. Since 1997, cash flow from operations has been insufficient to meet our cash requirements. We have been regularly relying on loans from Paul I. Stevens, the Chairman and Chief Executive Officer of Stevens International, to provide necessary funds for working capital. Unless we obtain substantial orders for printing equipment in the near future, we may be forced to file for bankruptcy. Our liabilities may currently exceed the value of our assets.

STEVENS INTERNATIONAL HAS INCURRED SUBSTANTIAL INDEBTEDNESS WHICH COULD BE ACCELERATED

     We have substantial debt and may incur more. As of April 1, 2000, we had short-term and long-term debt totaling $7.68 million. Loans to Stevens International by Paul I. Stevens in the amount of $6.54 million become due June 30, 2001. Under current conditions we do not foresee the ability to repay the loans from Mr. Stevens when they become due. If Mr. Stevens does not then extend the maturity of these loans, we do not expect that we could find a replacement lender and would be unable to pay that debt. Outstanding loans under our bank line of credit in the amount of $1.15 million become due June 30, 2001. We currently are not in compliance with some of the covenants under the bank line of credit loan agreement. Although the bank can declare the full amount of the loan immediately payable at any time, it has not done so. If the bank lender should accelerate the maturity of the bank loan and demand repayment of the debt, we do not expect that we could find a replacement lender for these funds and would be unable to meet that obligation. As the holder of liens on substantially all of our assets, the bank could initiate a foreclosure sale of assets necessary to repay the outstanding loan amount.

AN ECONOMIC DOWNTURN COULD HAVE AN ADVERSE EFFECT ON STEVENS INTERNATIONAL

     Sales of our packaging and printing products may be adversely affected by general economic and industry conditions and downturns and commodity prices. Our business and results of operations may be adversely affected by higher inflation, interest rates, unemployment and paper and paperboard prices. It may also be adversely affected by general economic conditions that reflect a downturn in the economy which cause customers to reduce or delay capital expenditure decisions. For example, we incurred substantial losses of $34.2 million in 1996 and $19.2 million in 1997. These losses were caused by many factors, including:

          * a slowdown in customers' capital spending that surfaced in the fourth quarter of 1995;

          * changing printing technology that affected demand for our business forms printing systems, which prior to 1990 represented a substantial portion of our revenues; and

          * a general economic downturn which reduced or delayed capital expenditure decisions by our customers.

     Sales of business form and specialty web printing press systems have historically been subject to cyclical variation based upon specific and general economic conditions.

THE TRADING MARKET FOR THE SERIES A COMMON STOCK MAY BE SMALL

     The Series A Common Stock is not listed on any national securities exchange or quoted on the NASDAQ system. The Series A Common Stock is quoted on the Over-the-Counter Bulletin Board. Generally, the market for securities quoted on the Bulletin Board is smaller than securities listed on national exchanges and NASDAQ.

THE SERIES A COMMON STOCK PRICE IS VOLATILE

     The Series A Common Stock has experienced a high level of price and volume volatility. The Series A Common Stock market price in the last few years has ranged from a high of $4.50 per share in the second quarter of 1998 to a low of $0.09 per share in the fourth quarter of 1999. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations. The stock price may be affected by announcements of financial results, new product introductions, new orders or order cancellations by us or our competitors, or other matters related to our business. In addition, the stock price may fluctuate due to changes in general economic and stock market conditions, investor perceptions, levels of interest rates and the value of the U.S. dollar.

INTERNATIONAL OPERATIONS OF STEVENS INTERNATIONAL PRESENT GREATER RISKS TO ITS BUSINESS

     International sales represented 38% of net sales in 1999, 35% in 1998 and 25% in 1997. We expect that international sales will continue to represent a significant portion of our total sales. International operations are subject to various risks, including:

          *    exposure to currency fluctuations;

          * political and economic conditions and trends in other countries;

          *    trade and business laws in other countries;

          * unexpected changes in export and import regulations and duties of the United States and other countries;
          *    difficulty in staffing and managing foreign operations;
          *    longer customer payment cycles;
          *    greater difficulty in accounts receivable collection;
          *    potentially adverse tax consequences; and
          *    varying degrees of intellectual property protection.

     Fluctuations in currency exchange rates could result in lower sales volume reported in U.S. dollars. Fluctuations in currency exchange rates are unpredictable and may be substantial. Since many of our competitors are foreign, fluctuations in exchange rates may also affect our competitive position in the United States market. Any event causing a sudden disruption of international sales could have a material adverse effect on our operations.

THE INDUSTRY IS HIGHLY COMPETITIVE

     The packaging and printing equipment industry is highly competitive and is characterized by technological advances and new product introductions and improvements. Most of the companies marketing competitive products or with the potential to do so are well-established, have substantially greater financial and other resources and have established reputations for success in
the development, sale and service of these products.   We face substantial
competition in marketing our products from manufacturers of both sheet-fed and web-fed presses and related equipment. Our ability to compete successfully will depend on our ability to design and build products which achieve general market acceptance. This requires maintaining a technically competent research and development staff and staying ahead of technological changes and advances in the industry. We may encounter many difficulties and delays in the development of new technologies and related products. We may be unable to keep pace with the competitive demands of the marketplace. We may be unable to create new products that establish long-term life cycles or assure long-term field use. Moreover, our new products or improved versions of current products may not be commercially viable. Current competitors or new market entrants could introduce new or enhanced products with features which render our technology, or products incorporating our technology, obsolete or less marketable.

PRODUCT QUALITY MUST BE HIGH

     Any quality, durability or reliability problems with existing or new products, or any other actual or perceived problems with our products, could have a material adverse effect on market acceptance of our products. Any quality problems with components could result in product repair or improvements that would likely have an adverse effect on our financial results and future sales potential.

STEVENS INTERNATIONAL IS DEPENDANT ON ITS MANAGEMENT AND KEY PERSONNEL

     Our success largely depends on the personal efforts of Paul I. Stevens, Chairman of the Board and Chief Executive Officer, Richard I. Stevens, President and Chief Operating Officer, and on other members of senior management. The loss or interruption of the services of these individuals could have a material adverse effect on our business and prospects.

     Our success also depends on our ability to hire and retain additional qualified sales, marketing and other personnel. Competition for qualified personnel in the industry is intense. We may be unable to hire or retain additional qualified personnel, which is more difficult because of our past weak financial performance.

STEVENS INTERNATIONAL IS CONTROLLED BY THE STEVENS FAMILY

     As of April 1, 2000, Paul I. Stevens and persons and entities related to him beneficially owned approximately 13% of the outstanding Series A Common Stock and 93% of the outstanding Series B Common Stock of Stevens International. This ownership represents approximately 72% of the combined voting power and permits the Stevens' to elect a majority of the Board of Directors and control the outcome of issues voted on by stockholders unless approval requires a separate vote of holders of the Series A Common Stock.
In addition, this large ownership of stock may have the effect of reducing liquidity of the trading market for the stock.

NEW LITIGATION WOULD ADVERSELY IMPACT STEVENS INTERNATIONAL

     We are engaged in various actions related to product liability claims and ordinary routine litigation incidental to our business. In addition we have suppliers' claims resulting from our continuous liquidity problem and corresponding inability to pay vendors on a timely basis. To date, most of these claims have been settled. Each matter is subject to some degree of uncertainty and there can be no assurance that all current or future claims can be settled or successfully defended. A negative outcome in excess of insurance coverage could have a material adverse effect on our operating results and financial condition. Additionally, significant litigation may result in a distraction or diversion of management's attention and adversely affect operations.

NEW ENVIRONMENTAL CLAIMS COULD ARISE AND ADVERSELY EFFECT STEVENS
INTERNATIONAL

     Our production facilities and operations are subject to local and federal laws and regulations. We believe that we are currently in compliance with all these laws and regulations. The Environmental Protection Agency issued a notice of potential liability and request for participation in cleanup activities in 1990 to approximately 60 parties including one of our subsidiaries. The claim involved the disposition of substances that could be characterized as "hazardous wastes" which were purportedly taken to Coakley Landfill Site in North Hampton, New Hampshire prior to 1982. Although the claim has been settled, there can be no assurance that we will not be subject to further claims relating to the Coakley site or sites affected by contamination from the Coakley site.

     Furthermore, there could be some accidental contamination, disposal or injury from the use, storage or disposition of materials used in our operations for which we could be held liable for resulting damages. We could be required to comply with environmental laws, regulations or claims in the future which could result in significant additional costs.

NEW PREFERRED STOCK MAY BE ISSUED WHICH COULD ADVERSELY AFFECT COMMON
STOCKHOLDERS

     The Certificate of Incorporation of Stevens International authorizes the issuance of two million shares of "blank check" preferred stock with designations, rights and preferences as may be determined in the future by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. Although we have no present intention to issue any shares of preferred stock, we may do so in the future.


                         FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus and in our Annual Report on Form 10-K in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in the Form 10-K, which is incorporated by reference in this prospectus, are "forward-looking statements" and are therefore prospective. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "intends," "plans," "projects" and other similar expressions. Forward-looking statements in this prospectus include, among others, statements regarding our future business and development plans and future expectation of revenues, expenses and cash flows. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The most significant of those risks, uncertainties and other factors are discussed under "Risk Factors" above, and prospective investors are urged to carefully consider those factors.


                     WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any document filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.
You may request copies of these documents, upon payment of a duplicating fee, by writing the SEC at the address in the previous sentence. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     We have filed with the SEC in Washington, D.C. a registration statement under the Securities Act of 1933 relating to the resale of Series A Common Stock by selling stockholders. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information contained in the registration statement and the exhibits and schedules to the registration statement. You may read and copy the registration statement at the SEC as described in the preceding paragraph.

     The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

          * Stevens International's Annual Report on Form 10-K for the fiscal year ended December 31, 1999; and

          * all other documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to termination of this offering of Series A Common Stock.

     You may request a copy of any of the documents we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference) at no cost, by writing or telephoning us at the following address:

                         Stevens International, Inc.
                       Attention: Constance I. Stevens
                          5700 East Belknap Street
                           Fort Worth, Texas 76117
                               (817) 831-3911

     We have not authorized anyone else to provide you with different information.


                         STEVENS INTERNATIONAL, INC.

     Stevens International, Inc. designs, manufactures, markets and services web-fed packaging and printing systems and related equipment. We sell to customers in the packaging industry and in the specialty/commercial, banknote and securities segments of the printing industry. Our technological and engineering capabilities allow us to combine the four major printing technologies in a single system. We combine printing presses, die cutting equipment and delivery systems into complete integrated systems which are capable of providing finished products in a single press pass. These systems sell for prices ranging from $1 million to more than $10 million. We also manufacture auxiliary and replacement parts and provide service for our equipment, which represented 76% of net sales for 1999, 60% of net sales for 1998 and 45% of net sales for 1997. Our equipment is used by customers to produce hundreds of end-products, including food and beverage containers, banknotes, postage stamps, lottery tickets, direct mail inserts, personal checks and business forms. We have an installed base of more than 3,000 machines in over 50 countries. We also market and manufacture high-speed image processing systems primarily for use in the banknote and securities printing industry.

     All of our presses are "web-fed" presses, which print on paper or other substrate that is fed continuously from a roll. This differs from traditional "sheet-fed" presses, which print on pre-cut sheets of paper or other substrate. Sheet-fed equipment is still dominant in segments of the packaging industry and the banknote and securities segment of the printing industry. We believe, however, that numerous opportunities exist to convert certain users of sheet-fed equipment to our web-fed packaging and printing systems because of efficiencies inherent in the web-fed process.

     Our business has changed significantly in the last several years due to fundamental changes in web-fed printing press markets, the large operating losses that we sustained in 1996 and 1997 and our need to reduce indebtedness. From 1997 to 1999, we sold the assets of four of our divisions and used the proceeds to reduce indebtedness. Despite these asset sales and debt reduction, our liabilities may currently exceed the value of our assets.

     All our assets continue to be pledged as collateral to our lenders. Throughout our recent history, our bank lenders have maintained first liens on substantially all our assets. Beginning June 30, 1998, we granted liens on all our assets then existing and to be acquired in the future as collateral for loans from Paul I. Stevens, our Chairman and Chief Executive Officer and principal lender. Additionally, as a result of our inability to pay pension plan contributions since September 1999, the Pension Benefit Guaranty Corporation, on behalf of Stevens International's pension plan for bargaining unit employees, filed liens on our assets.


                             RECENT DEVELOPMENTS

     On April 26, 2000, Stevens International announced its intention to spin off into a separate company its divisions that manufacture banknote, postage stamp and other security document printing and finishing systems and high-speed digital-optical scanning equipment. If accomplished, the spinoff would take the form of a tax-free distribution of shares of the new company to the shareholders of Stevens International and would be accompanied by an initial public equity offering of the new company. Richard I. Stevens, the current President and Chief Operating Officer of Stevens International, would become the President and Chief Operating Officer of the new company. Stevens International will be unable to accomplish the spin-off if a number of factors beyond its control do not occur, including compliance with legal requirements, consents from various parties and the obtaining of new orders for this equipment.


                               USE OF PROCEEDS

     Stevens International will not receive any of the proceeds from the sale of the Series A Common Stock offered by the selling stockholders.

                            SELLING STOCKHOLDERS

     The following table shows the number of shares of Series A Common Stock that each selling stockholder owns prior to this offering (assuming that all convertible notes held by the selling stockholders have been converted), the number of shares offered in this prospectus and, assuming the sale of all shares offered in this prospectus, the number of shares and percentage of the class to be owned after completion of the offering if no other shares are sold. The selling stockholders may sell none, some or all of the shares offered by them as listed below.

                                                                                        Percentage of
                              Number of Shares                           Number of     Series A Common
                               Owned Prior to       Number of          Shares Owned      Stock Owned
     Selling Stockholder          Offering       Shares Offered       After Offering   After Offering
     -------------------      ----------------   --------------       --------------   --------------
Taylor Capital Partners, L.P.      400,000           400,000                    0            0%
John Higgins                       200,000           200,000                    0            0
River Electronics, Inc.            400,000           400,000                    0            0
Kevin Conroy                       300,000           300,000                    0            0
C. David Thorell                   112,000           100,000               12,000            *
John C. Saunders                   100,000           100,000                    0            0
Jane P. Bohmert                    250,000           200,000               50,000            *
Dr. Henry Gasiorowski              290,000           200,000               90,000            *
Brian Kelly                        100,000           100,000                    0            0
____________
* Less than 1%.

  All shares of Series A Common Stock offered by the selling stockholders in this prospectus were acquired by them from Stevens International through the conversion of our 10% convertible subordinated notes due 2003. The selling stockholders purchased the notes from Stevens International in private placement transactions totaling $1,000,000. The general partner of Taylor Capital Partners, L.P., a selling stockholder, is the president of Taylor Capital Management, Inc. Taylor Capital Management, Inc. acted as the placement agent for the sale of the notes by Stevens International and received commissions and an expense allowance totaling 10% of the gross proceeds from the sale of the notes.

  Although each selling stockholder represented that it was purchasing the notes for investment and with no present intention of distributing the notes, we agreed to file this registration statement, of which this prospectus is a part, for the resale of the shares of Series A Common Stock into which the notes are convertible. We agreed to keep the registration statement effective until all these shares have been sold or until by reason of Rule 144(k) under the Securities Act of 1933, or a similar rule, the resale of the shares is no longer required to be registered. We agreed to bear all out-of-pocket expenses, other than selling discounts and commissions and fees and expenses of counsel to the selling stockholders, in connection with the registration and sales of the shares.


                               SALE OF SHARES

  The selling stockholders advised us that the sale of shares of Series A Common Stock offered in this prospectus by the selling stockholders may be effected from time to time in one or more transactions, which may involve block transactions, in the over-the-counter market or in privately negotiated transactions. Sales may be effected at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The selling stockholders may sell shares to or through broker-dealers in transactions involving one or more of the following:

     * a block trade in which the broker-dealer attempts to sell the shares as agent but, to facilitate the transaction, positions and resells a portion of the block as principal;

     * purchases by a broker-dealer as principal and resale by the broker-dealer for its own account; or

     * ordinary brokerage transactions in which the broker-dealer acting as agent solicits purchases.

A broker-dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchaser of the shares for which the broker-dealer may act as agent or to whom it sells as principal, or both. One of the broker-dealers through whom the selling stockholders may sell shares is Taylor Capital Management, Inc. Taylor Capital Management would execute the sales on an agency basis at its normal commission rate, which would not exceed the maximum amount permitted by NASD guidelines and in no event more than 5% of the gross proceeds of the sale.

  Broker-dealers participating in the distribution of shares may be deemed to be underwriters under the Securities Act of 1933, and any discounts or commissions received by the broker-dealers and any profit on the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Stevens International has agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.


                        DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of Stevens International consists of 28,000,000 shares of common stock, par value $0.10 per share, consisting of 20,000,000 shares of Series A Common Stock, 6,000,000 shares of Series B Common Stock and 2,000,000 shares of preferred stock. At April 1, 2000, there were 7,466,347 shares of Series A Common Stock and 2,035,786 shares of Series B Common Stock outstanding. No shares of preferred stock have been issued. The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. The following description of the Stevens International capital stock includes summaries of provisions of the Second Restated Certificate of Incorporation. These summaries do not purport to be complete and are qualified in their entirety by reference to the Certificate of Incorporation.

Common Stock

  General. Holders of Common Stock have exclusive voting authority, except as may be required by law or as may be provided to the holders of preferred stock. Holders of common stock are not entitled to any cumulative voting rights or to any preemptive rights. The outstanding shares of common stock are fully paid and non-assessable.

  Voting. Unless otherwise required by law, when voting on matters other than the election of directors, Series A stockholders and Series B stockholders vote together as a single class. Series A stockholders are entitled to one-tenth of a vote per share held and Series B stockholders are entitled to one vote per share held.

  Election of Directors. Series A stockholders vote as a separate class to elect 25% (or the next highest whole number if the percentage is not a whole number) of the board of directors. Series B stockholders vote as a separate class to elect the remaining directors. If, however, the number of issued and outstanding shares of Series B Common Stock represents less than 12.5% of the total issued and outstanding shares of common stock, then the Series A stockholders and Series B stockholders vote together as a single class for the remaining directors. In that case, the Series A stockholders will be entitled to one-tenth of a vote per share held and the Series B stockholders will be entitled to one vote per share held.

  Director Removal; Board Vacancy.   The removal, with or without cause, of
a director or the filling of a vacancy on the board of directors may be accomplished by the vote of the holders of the common stock, either Series A or Series B, who were originally entitled to vote for the position then
subject to removal or vacancy.   In the absence of a stockholder vote the
remaining directors may fill a vacancy. The board of directors may increase the size of the board and fill the vacancy so created, but, unless the Series A and Series B stockholders vote as a single class for the election of directors, the board of directors may increase the size of the board only to the extent that 25% of the enlarged board consists of directors elected by Series A stockholders.

  Stock Splits and Stock Dividends. The Series B Common Stock may not be split unless the Series A Common Stock is correspondingly split in the same proportion. Stock dividends may be paid either:

     * in Series A shares to Series A stockholders and in Series B shares to Series B stockholders; or

     * in Series A shares to both Series A stockholders and Series B stockholders.

  Conversion. At the option of Stevens International, all outstanding shares of Series A Common Stock may be converted into shares of Series B Common Stock on a share-for-share basis upon:

     * the approval of the board of directors and a majority of the Series A and Series B stockholders voting separately; or

     * at the discretion of the board of directors to meet requirements of law or to avoid exclusion of either series of common stock from trading on a national securities exchange or NASDAQ.

Any Series B stockholder, at his option, may convert his Series B shares into Series A shares on a share-for-share basis. The Series A Common Stock will automatically convert to Series B Common Stock on a share-for-share base if as a result of the existence of the Series A Common Stock, the Series A Common Stock or the Series B Common Stock is excluded from trading on all national securities exchanges, the NASDAQ and any other national quotation system then in use.

Preferred Stock

  The board of directors is authorized, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. At the time of issuance the board of directors may fix the voting rights, liquidation preferences, divided rates, redemption rights and certain other rights and limitations of that series. The voting rights of any series of preferred stock, however, cannot be greater than the voting rights of the Series B Common Stock. The board of directors without stockholder approval can issue preferred stock with voting and conversion rights that could adversely affect the holders of common stock. Payment of dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on the outstanding shares of common stock. Holders of shares of preferred stock normally would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Stevens International before any payment is made to any holder of shares of common stock.


                                LEGAL MATTERS

  Counsel for Stevens International, Kelly, Hart & Hallman, P.C., Fort Worth, Texas, will give a legal opinion as to the validity of the shares of Series A Common Stock offered in this prospectus.

                                   EXPERTS

  The consolidated financial statements and financial statement schedule of Stevens International, Inc. and subsidiaries at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report relating to those consolidated financial statements and schedule, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

  The consolidated statements of operations, stockholders' equity and cash flows and related financial statement schedule for the year ended December 31, 1997 of Stevens International, Inc. and subsidiaries, incorporated by reference in this prospectus by reference from the Stevens International, Inc. annual report on From 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to an uncertainty as to the ability of Stevens International, Inc. to continue as a going concern) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

  Set forth below are the estimated expenses in connection with offering of securities described in this Registration Statement.

  SEC registration Fee. . . . . . . .   $   363
  Printing and duplicating expenses .     3,000
  Legal fees and expenses . . . . . .    20,000
  Accounting fee and expenses . . . .     3,500
  Blue sky expenses . . . . . . . . .     4,000
  Miscellaneous . . . . . . . . . . .     4,137
                                        -------
     Total. . . . . . . . . . . . . .   $35,000

Item 15.  Indemnification of Directors and Officers.

  Stevens International, Inc. (the "Company") is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful.
With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorney's fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Ninth of the Company's Second Restated Certificate of Incorporation requires indemnification of directors and officers to the fullest extent permitted by Delaware law.

  Additionally, the Company has acquired directors and officers insurance in the amount of $3 million, which includes coverage for liability under the federal securities laws.

  Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions may not eliminate or limit the liability of a director
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on capital stock) of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Article Tenth of the Company's Second Certificate of Incorporation contains such a provision.

  The above discussion of the Company's Certificate of Incorporation and
Section 102(b)(7) and 145 of the Delaware General Corporation Law is a summary of those provisions and is not intended to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and such provisions of Delaware law.

Item 16.  Exhibits.

Exhibit
Number      Description
-------     -----------
 4.3 Form of 10% Convertible Subordinated Note due 2003; incorporated herein by reference to Exhibit 4.3 to the Company's report on Form 10-K for the year ended December 31, 1999.
 5.1   Opinion of Kelly, Hart & Hallman, P.C. re legality.
10.1 Loan Agreement dated June 30, 1998 between Wells Fargo Bank, National Association and the Company; incorporated herein by reference to
       Exhibit 10.1 to the Company's report on Form 10-Q for the period ended June 30, 1998.
10.2 Loan Agreement dated June 30, 1998 between Paul I Stevens and the Company; incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the quarter ended June 30, 1998.
10.3 Standard Deposit Receipt and Real Estate Purchase Contract dated June 30, 1998 among the Company, J.J.L. Holdings Company Ltd. and M.B.A. Holdings Company, Ltd.; incorporated herein by reference to Exhibit
       2.1 to the Company's report on Form 8-K/A filed September 18, 1998.
10.4 Standard Form Asset Purchase Contract dated June 30, 1998 among the Company, J.J.L. Holdings Company Ltd. and M.B.A. Holdings Company, Ltd.; incorporated herein by reference to Exhibit 2.2 to the Company's report on Form 8-K/A filed September 18, 1998.
10.5 Asset Contract to Purchase Real Estate dated February 8, 1999 between the Company and Production Manufacturing, Inc.; incorporated by reference to Exhibit 10.11 to the Company's report on Form 10-K for the year ended December 31, 1998.
23.1 Consent of Kelly, Hart & Hallman, P.C. (included in their opinion filed as Exhibit 5.1).
23.2   Consent of Grant Thornton LLP.
23.3   Consent of Deloitte & Touche LLP.
24.1 Power of Attorney (included on the signature page of this registration statement).

Item 17.  Undertakings.

  The Company hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  The Company hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
  1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and offering such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on April 28, 2000.

                                    STEVENS INTERNATIONAL, INC.

                                    By   /s/ PAUL I. STEVENS
                                            Paul I. Stevens
                                        Chairman of the Board




                              POWER OF ATTORNEY

  We, the undersigned directors and officers of STEVENS INTERNATIONAL, INC., hereby appoint PAUL I. STEVENS and GEORGE A. WIEDERAENDERS, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities indicated below, which said attorneys and agents, or each of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including, without limitation, power and authority to sign for us, or any of us, in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on April 28, 2000, in the capacities indicated.

     Signature        Title or Capacity

/s/  PAUL I. STEVENS          Chairman of the Board, Chief Executive
     Paul I. Stevens            Officer and Chief Financial Officer

/s/ GEORGE A. WIEDERAENDERS   Chief Financial Officer
  George A. Wiederaenders

/s/  RICHARD I. STEVENS       Director
  Richard I. Stevens

/s/  CONSTANCE I. STEVENS     Director
  Constance I. Stevens

/s/  JAMES D. CAVANAUGH       Director
  James D. Cavanaugh

________________________      Director
  Michael Destresse

/s/  EDGAR H. SCHOLLMAIER     Director
  Edgar H. Schollmaier

                                EXHIBIT INDEX


Exhibit        Description

5.1    --   Opinion of Kelly, Hart & Hallman, P.C.

23.2   --   Consent of Grant Thornton LLP.

23.3   --   Consent of Deloitte & Touche LLP.